Exhibit 107

Calculation of Filing Fee Table

Form S-4
(Form Type)

Equillium, Inc.
(Exact name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.0001 per share	Other (2)	12,350,633 shares(1)	$1.65005	$20,379,162	0.00011020	$2,245.79
Total Offering Amounts					$20,379,162		$2,245.79
Total Fee Previously Paid							—
Total Fee Offsets							—
Net Fee Due							$2,245.79

(1)
Relates to common stock, $0.0001 par value per share, of Equillium, Inc., a Delaware corporation, or Equillium, issuable to holders of common stock, $0.0001 par value per share, restricted stock units, warrants and options of Metacrine, Inc., a Delaware corporation, Metacrine, in the proposed merger of Triumph Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Equillium, with and into Metacrine, or the Merger. The amount of Equillium common stock to be registered is based on the estimated number of shares of Equillium common stock that are expected to be issued (or reserved for issuance) pursuant to the Merger, assuming (i) the upfront merger consideration is equal to approximately $33,346,709, and (ii) Equillium’s price per share of common stock is equal to $2.70, the floor price set by the Agreement and Plan of Merger dated September 6, 2022, by and among Equillium, Metacrine, Equillium Acquisition Sub, Inc., Triumph Acquisition Sub, Inc., and Triumph Merger Sub, Inc., as amended on October 26, 2022.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of a share of Equillium common stock on October 24, 2022, as reported on The Nasdaq Global Market.